KPMG

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

October 24, 2006

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5 Avenue SW
Calgary, AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs:

Re: QSound Labs, Inc. (the "Company")

Pursuant to Section 4.11 of National instrument 51-102 Continuous Disclosure Obligations (NI 51-102"), we hereby confirm we have read the Notice of Change of Auditor of the Company dated October 12, 2006 and based on our current knowledge, we are in agreement with the information contained in such notice.

We understand that the Notice of Change of Auditor, together with this letter, will be filed with the above securities regulatory authorities and mailed to all shareholders of the Company and we hereby consent to such filing and mailing.

Yours very truly,

KPMG LLP

Chartered Accountants
Calgary, Canada